[Paul, Weiss, Rifkind, Wharton & Garrison LLP Letterhead]

June 25, 2008

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Attention:	Jill S. Davis, Branch Chief

Re:	Response Submitted in the Matter of EnCana Corporation’s Form 40-F for the Fiscal Year Ended December 31, 2007 (File No. 1-5226)

Ladies and Gentlemen:

On behalf of our client, EnCana Corporation (“EnCana” or the “Company”) and in response to the comment letter dated June 5, 2008 (the “Comment Letter”) from the staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”), EnCana has asked us to submit to you its responses to the Comment Letter (the “Responses”) relating to its annual report on Form 40-F for the fiscal year ended December 31, 2007. Attached as Annex A hereto, please find the Responses.

Please note that a letter to the Commission from EnCana attached as Annex B hereto contains the required “Tandy” waiver and the other undertakings requested in the Comment Letter.

The contact information of the responsible representative at EnCana is Mr. Brian C. Ferguson, Executive Vice-President & Chief Financial Officer, 1800-855 2nd Street, S.W., P.O. Box 2850, Calgary, Alberta, Canada T2P 2S5; telephone: (403) 645-2000.

In addition, please note that the submission of the Responses is without prejudice to, and with full reservation of, all privileges, rights and protections that may apply, including the attorney-client privilege and work product doctrine.

2

U.S. Securities and Exchange Commission

If the Staff wishes to discuss this letter or the attached documents, please contact Mr. Ferguson or me at (212) 373-3078.

Very Truly Yours,
/s/ Andrew J. Foley
ANDREW J. FOLEY

cc:	Brian C. Ferguson
Bill Stevenson
David Sheridan
EnCana Corporation

ANNEX A

Company Responses

The headings and numbered responses set out below correspond to the headings and numbered comments in the Comment Letter. The Company’s responses to the Staff’s comments are as follows:

Form 40-F for the Fiscal Year Ended December 31, 2007

Reserves and Other Oil and Gas Information

Reserve Quantities Information, page 22

1.

In your table reconciling beginning and end of the year net proved reserves on page 23, you present a subtotal within the reconciliation presenting an “adjusted” beginning of the year balance for 2005 and 2007. Such “adjusted” beginning of the year balance is not contemplated within SFAS 69. As such, please modify your reconciliation to be consistent with the guidance and presentation of paragraphs 10 to 17 of SFAS 69.

RESPONSE TO COMMENT 1

The Company respectfully submits that its presentation of Reserves Quantities Information is consistent with the guidance and presentation of Statement of Financial Accounting Standards No. 69 ("SFAS 69"), in that it does not present an "adjusted" beginning of the year balance for 2005 and 2007. Rather, consistent with SFAS 69, the Company is presenting changes in net quantities of proved reserves of oil and of gas during the year in a manner that conveys the changes in the clearest manner. Because both the "Revisions due to bitumen price" in 2005 and the "FCCL Partnership contribution" in 2007 constitute factors contributing to material changes in net quantities of proved reserves and because both relate to items not specifically enumerated in paragraph 11 of SFAS 69, the Company presented both as a separate line item, and separately from the SFAS 69 paragraph 11 enumerated items. The alternative approach - showing the adjustment as a line item among the SFAS paragraph 11 identified items - would, in the Company's view, give a less clear picture of the changes in net quantities of proved reserves because the non-recurring and extraordinary nature of the "Revisions due to bitumen price" in 2005 and the "FCCL Partnership contribution" in 2007 required the emphasis that the Company's presentation gave those items.

Standardized Measure of Discounted Cash Flows and Changes Therein, page 24

2.

We note your disclosure that the calculation of the standardized measure of discounted future net cash flows is based on the estimates prepared by your independent reserve evaluators, and adjusted by you to “...account for management’s estimates of price risk management activities...”. Please clarify what activities are included within “price risk management”.

RESPONSE TO COMMENT 2

The price risk management activities adjustment is the price adjustment to future cash inflows for contractual arrangements related to proprietary volumes in existence at year-end. In the Company's opinion, this adjustment is therefore consistent with the requirements in paragraph 30(a) of SFAS 69.

Notes to Consolidated Financial Statements

Note 4 Segmented Information, page 15

3.

We note that as a result of the joint venture with ConocoPhillips you redefined your business segments beginning in 2007 to include a segment for integrated oil, which includes the exploration, development and production of bitumen in Canada using in-situ recovery method. As you follow the full cost rules, under which there is a presumption that all costs within a cost center lose their identity, please tell us why your identification of components below the cost center level is consistent with the full cost method of accounting for oil and gas activities. In your response, please address both Canadian and U.S. GAAP.

RESPONSE TO COMMENT 3

EnCana’s segmented reporting is done in accordance with requirements prescribed by the Canadian Institute of Chartered Accountant’s ("CICA") Handbook Section 1701: Segmented Disclosures. These requirements are similar to U.S. generally accepted accounting principles (Statement of Financial Accounting Standards No. 131). EnCana’s operations are managed through divisions, which function at a level lower than the country cost center. EnCana's divisional leaders are the Company's chief operating decision makers. As such, the Integrated Oil division meets the definition of an operating segment under both Canadian and U.S. generally accepted accounting principles. As EnCana’s internal reporting captures and identifies operating results at the division levels, the Company is able to identify the components below the cost center level. In the Company's opinion, the full cost accounting rules do not preclude the Company from reporting its results at a level lower than the country cost center.

U.S. Securities and Exchange Commission	A-2

4.

Please also explain how you are able to determine the book value of each reporting unit calculated in accordance with the full cost rules to perform a goodwill impairment test. In your response, please address both Canadian and U.S. GAAP.

RESPONSE TO COMMENT 4

As noted in response #3, EnCana’s internal reporting captures results by division, which is at a level lower than the country cost center. This divisional reporting enables the calculation of book value for the Company’s reporting units in order to perform a goodwill impairment test, in accordance with CICA Handbook Section 3062 and Statement of Financial Accounting Standards No. 142. In the Company’s opinion, Canadian and U.S. generally accepted accounting principles are consistent regarding the calculation of goodwill impairment.

ANNEX B

EnCana Corporation

1800-855 2nd Street, S.W.

P.O. Box 2850

Calgary, Alberta, Canada T2P 2S5

June 25, 2008

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Attention:	Jill S. Davis, Branch Chief

Re:	Response Submitted in the Matter of EnCana Corporation’s Form 40-F for the Fiscal Year Ended December 31, 2007 (File No. 1-5226)

Ladies and Gentlemen:

On behalf of EnCana Corporation (the “Company”), I hereby acknowledge that:

1.	the Company is responsible for the adequacy and accuracy of the disclosure in its Form 40-F for the fiscal year ended December 31, 2007 (the “Filing”);
2.

comments by the staff (“Staff”) of the Securities and Exchange Commission (the “Commission”) or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Filing; and

3.	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very Truly Yours,
/s/ Brian C. Ferguson
Brian C. Ferguson, Executive Vice President and Chief Financial Officer